Filed by North Fork Bancorporation, Inc.
                                    Pursuant to Rule 425 under the Securities
                                      Act of 1933
                                    Subject Company:  Dime Bancorp, Inc.
                                    Commission File No. 001-13094


FOR IMMEDIATE RELEASE        INVESTOR:   DANIEL M. HEALY
                                         EXECUTIVE VICE PRESIDENT
                                         CHIEF FINANCIAL OFFICER
                                         631-844-1258

                             PRESS:      KEKST AND COMPANY
                                         ROBERT D. SIEGFRIED
                                         212-521-4832


              DIME IGNORES SHAREHOLDER INTERESTS AGAIN

            NORTH FORK TO PURSUE EXCHANGE OFFER AND PROXY
                            SOLICITATION


           MELVILLE, N.Y. - JULY 7, 2000 - (NYSE:NFB) In response to the announcement by Dime Bancorp, Inc. yesterday concerning the proposed investment in Dime by Warburg, Pincus Equity Partners, John Adam Kanas, Chairman, President and Chief Executive Officer of North Fork said, "Just when we thought that this board and management team had run out of ways to abuse their shareholders, they produce this. Dime's transaction with Warburg Pincus speaks for itself. It is a shameful act of self-preservation. Wall Street sources estimate the value of the warrants issued to Warburg at $5 per share. As such, Dime is issuing shares to Warburg at $12.50 and proposing to buy back the same number of shares at up to $18 per share. The difference is dilution to Dime shareholders and a transfer of value from Dime's existing shareholders to Warburg. We think further dilution is likely by the yet to be defined restructuring of Dime's balance sheet. This kind of desperate transaction is more typically undertaken by companies in extreme financial difficulty. That is certainly not the case with Dime, especially since North Fork Bank stands ready to pay a full price for the entire company right now."

     North Fork made the following observations about Dime's transaction:

     o It should be obvious to the world by now that North Fork's is the only bid for Dime. Since they never let North Fork participate in their "comprehensive process," Dime still has no idea what North Fork's final offer will be.

     o We should all be concerned about the value at which Dime's shares will trade after its self-tender. Remember, only 12.5% of their shares are being tendered for by Dime and if North Fork loses its proxy solicitation against Dime's director nominees, it will withdraw its bid.

     o Dime will purchase only 12.5% of the company under its self-tender for a price below what Dime just paid Hudson United for its shares.

     o Dime's press release announcing its Warburg, Pincus transaction is grossly misleading and, fortunately, transparent. North Fork is confident that Dime shareholders will see through Dime's self-serving rhetoric.

     o Dime touts its stock performance while totally disregarding the fact that North Fork's offer was supporting Dime's stock price.

     o Dime's board refers to the consideration of our offer as a "diligent review" yet it was turned down within 24 hours. North Fork attempted to discuss its offer with Dime repeatedly and Dime wouldn't even return North Fork's phone calls.

     o Dime characterizes Warburg's investment as an endorsement of Dime's business practices and has the audacity to assert that Warburg's investment on a non-takeover basis is at a value consistent with North Fork's offer, thus confirming the inadequacy of North Fork's offer. This grossly false and misleading statement is true only if one were to ascribe no value to the 7-year warrants to purchase 13.6 million shares that Warburg, Pincus is getting in the deal.

     o Dime characterizes Warburg's investment as an endorsement of Dime's business practices. A child would recognize this statement as stunningly false and misleading.

     Mr. Kanas added: "This board continues to spend tens of millions of dollars to keep its shareholders from getting fair value for their stock. This new attempt to entrench themselves is a repugnant act and sets a new low watermark for bad corporate governance. If ever there were a doubt in any shareholder's mind as how to vote in the upcoming election, this recent development should eliminate it. Now, more than ever, we urge shareholders to vote to "withhold authority" on the gold proxy card. We also urge shareholders to come to the annual meeting on July 14 and let their feelings be known directly to the Dime board. If we win this proxy solicitation, we will continue to move forward and seek to elect a majority of new directors at Dime's annual meeting next year. These new directors will be committed to selling Dime to the highest bidder at that time. As we have also said, if our solicitation to withhold authority is not successful, we will withdraw our bid."

                              * * * * *

Investors and security holders are advised to read North Fork's registration statement and tender offer statement with respect to its exchange offer for Dime common stock, North Fork's proxy statement with respect to North Fork's proposed solicitation of proxies from Dime stockholders in connection with Dime's 2000 annual meeting of stockholders, and any amendments or supplements to any of such documents (when they become available), because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the exchange offer registration statement, the tender offer statement, the proxy statement, any amendments or supplements to any of such documents (when they become available), and any other documents filed by North Fork with the SEC, at the SEC's Internet web site at www.sec.gov. Each of these documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's information agent, D.F. King & Co., Inc. toll-free at 1-800-755-7250.